SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(D)(1) or 13(E)(1)

of the Securities Exchange Act Of 1934

MFS Investment Grade Municipal Trust

(Name of Subject Company (Issuer))

MFS Investment Grade Municipal Trust

(Name of Filing Person (Issuer))

Common Shares, Without Par

(Title of Class of Securities)

59318B108

(CUSIP Number of Class of Securities)

Christopher R. Bohane

Massachusetts Financial Services Company

111 Huntington Avenue

Boston, MA 02199

Telephone: (617) 954-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

David C. Sullivan

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Telephone: (617) 951-7000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$18,156,998.06 (a)	$2,104.40 (b)

(a)	Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transactional Value was calculated by multiplying 1,738,044 shares in the offer (15% of the total number of common shares outstanding) by $10.4468 (98% of the net asset value per share of $10.66 as of the close of regular trading on the New York Stock Exchange on August 2, 2017).
(b)	Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

ITEMS 1 THROUGH 9 AND ITEM 11.

This Tender Offer Statement on Schedule TO is filed by MFS Investment Grade Municipal Trust, a Massachusetts business trust registered under the Investment Company Act of 1940, as amended, as a closed-end management investment company (the “Fund”). This Schedule TO relates to the Fund’s offer to purchase for cash up to 15% or 1,738,044 shares of its outstanding common shares, without par value (the “Common Shares”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated August 8, 2017 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase constitute the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The price to be paid for the Common Shares is an amount per share, net to the seller in cash, equal to 98% of the net asset value per share as of the Expiration Date (as defined in the Offer), plus any unpaid dividends accrued through September 6, 2017, or such later date to which the Offer is extended. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

ITEM 10.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit No.	Document

(a)(1)(i)	Offer to Purchase dated August 8, 2017.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Notice of Withdrawal.

(a)(5)(iii)	Press Release issued on August 8, 2017.

(d)(iii)	Standstill Agreement dated July 11, 2017.

ITEM 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MFS Investment Grade Municipal Trust

By:	/s/ Christopher R. Bohane
Name:	Christopher R. Bohane
Title:	Assistant Secretary and Assistant Clerk

Dated as of: August 8, 2017

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)(i)	Offer to Purchase dated August 8, 2017.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Notice of Withdrawal.

(a)(5)(iii)	Press Release issued on August 8, 2017.

(d)(iii)	Standstill Agreement dated July 11, 2017.